SECUR   JION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 7 2006 WASH. D.C. 209

SEC MAIL SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**01/01/05**____ AND ENDING____**12/31/05**____

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dawson James Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

    925 South Federal Highway, Suite 600

                                 (No. and Street)

| **Boca Raton** | **FL** | **33432** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    William A. Fox   **(561) 208-2906**

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

          Spicer Jeffries LLP

                         (Name – *if individual, state last, first, middle name*)

| **5251 S Quebec St, Suite 200** | **Greenwood Village** | **CO** | **80111** |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 19 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **William A. Fox** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Dawson James Securities, Inc. , as of **December 31** , 20**05** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS W. HANDS
MY COMMISSION # DD 254524
EXPIRES: November 16, 2007
Bonded Thru Budget Notary Services

Signature

_C. F. O_
Title

2/24/06

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAWSON JAMES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

DAWSON JAMES SECURITIES, INC.

CONTENTS

 **SPICER JEFFRIES LLP**

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Dawson James Securities, Inc.

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson James Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 7, 2006

 **Legal & Accounting Network Worldwide**

Spicer Jeffries is a member of MSI, a network of independent professional firms.

Cash and cash equivalents	$	115,742
Due from clearing broker		541,517
Securities owned, at market value		32,163
Other receivables		245,016
Furniture and equipment, net of accumulated depreciation of $13,067		74,367
Other assets		12,763
	$	1,021,568

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	85,447
Commissions and salaries payable		289,287
Due to clearing broker		37,579
Due to affiliate		1,811
Total liabilities		414,124

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

SHAREHOLDERS' EQUITY (Note 2):

Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding	1
Additional paid-in capital	1,908,054
Deficit	(1,300,611)
Total shareholders' equity	607,444
$	1,021,568

The accompanying notes are an integral part of this statement

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:

Commissions	$	3,963,272
Trading gains and losses, net		23,314
Other income		517,150
Total revenue		4,503,736

EXPENSES:

Commissions	2,544,798
Salaries, benefits and payroll taxes	1,786,696
General and administrative	300,148
Regulatory, compliance and registration fees	62,094
Occupancy and equipment costs	214,093
Professional fees	102,380
Clearing costs	147,574
Communications	254,870
Travel and entertainment	160,054
Total expenses	5,572,707

NET LOSS	$	(1,068,971)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-In | |
	Shares	Amount	Capital	Deficit
BALANCES, December 31, 2004	600	$ 1	$ 409,554	$ (231,640)
Contribution of capital			1,498,500	-
Net loss	-	-	-	(1,068,971)
BALANCES, December 31, 2005	**600**	**$ 1**	**$ 1,908,054**	**$ (1,300,611)**

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (1,068,971)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in due from clearing broker	(387,310)
Increase in securities owned, at market value	(32,163)
Increase in other receivables	(238,336)
Increase in other assets	(12,425)
Depreciation	13,068
Increase in accounts payable and accrued expenses	40,600
Increase in salaries and commissions payable	183,198
Increase in due to affiliate	1,811
Net cash used in operating activities	(1,500,528)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(72,168)

CASH FLOWS FROM FINANCING ACTIVITIES:

Contribution of capital	1,498,500

NET DECREASE IN CASH AND CASH EQUIVALENTS	(74,196)
CASH AND CASH EQUIVALENTS, at beginning of year	189,938
CASH AND CASH EQUIVALENTS, at end of year	$ 115,742

The accompanying notes are an integral part of this statement.

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 20, 2002 as a Delaware Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the National Association of Securities Dealers. The Company deals mainly in equity securities. The Company is owned 70% by its parent.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to five years.

Income Taxes

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $269,779 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.54 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company occupies office space, which is leased by its parent. The Company is charged on a month to month basis for the entire amount of the rent. Total rent expense of approximately $172,000 was charged to operations during the year ended December 31, 2005.

NOTE 4 - INCOME TAXES

The Company has approximately $1,300,000 of net operating losses expiring in 2025, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 4 - INCOME TAXES (concluded)

The Company has approximately $442,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2005 are as follows:

Deferred tax liabilities	$	-
Deferred tax assets:		
Net operating loss carry forward	$	442,000
Valuation allowance for deferred tax assets		(442,000)
	$	-

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2005.

The Company has a deposit with and receivable from its clearing broker. If the clearing broker should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $100,000. At December 31, 2005, the Company had $15,742 in excess of this requirement and which is subject to loss should the bank cease operations.

The Company's financial instruments, including cash, deposit with and receivable from clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
<u>DECEMBER 31, 2005</u>

CREDIT:

Shareholders' equity $ 607,444

DEBITS:

Nonallowable assets:

Other receivables	245,016
Furniture and equipment, net	74,367
Other assets	12,763

Total debits 332,146

Net capital before haircuts on securities positions 275,298

Haircuts on securities positions, including undue concentration of $695 5,519

NET CAPITAL 269,779

Minimum requirements of 6 2/3% of aggregate indebtedness of
$414,124 or $100,000, whichever is greater 100,000

Excess net capital $ 169,779

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 85,447
Commissions and salaries payable	289,287
Due to clearing broker	37,579
Due to affiliate	1,811

TOTAL AGGREGATE INDEBTEDNESS $ 414,124

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 1.54 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

See the accompanying Independent Auditors' Report. 12



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Dawson James Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Dawson James Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dawson James Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Legal & Accounting
Network Worldwide

Spicer Jeffries is a member of MSI, a network of independent professional firms.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Dawson James Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Dawson James Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 7, 2006